# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ADECOAGRO S.A., CIK 0001499505
CUSIP: L00849106
Title of class of securities: Common Shares, par value $1.50 per share
Address of issuer's principal executive offices: 28, Boulevard F.W. Raiffeisen, Luxembourg, Luxembourg (N4), L-2411
Date of event which requires filing of this statement: 03/26/2025
Filed by CIK 0002025889
Persons authorized to receive notices and communications: Tether Holdings, S.A. de C.V., Final Av. La Revolucion, Edif. Centro, Corporativo Presidente Plaza Nivel 12, San Salvador, El Salvador (H3), 00000, 443333355842; Daniel Woodard, McDermott Will & Emery LLP, One Vanderbilt Avenue, New York, New York (NY), 10017, (212) 547-5400

## Reporting persons
- Tether Holdings, S.A. de C.V. (CIK 0002025889): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 20,398,699; sole dispositive power 0; shared dispositive power 20,398,699; aggregate amount beneficially owned 20,398,699 (20.4% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 20,398,699 common shares, par value $1.50 per share ("Common Shares") of Adecoagro S.A. held by Tether Investments, S.A. de C.V., a wholly owned subsidiary of Tether Holdings, S.A. de C.V. Note in relation to Item 13: This percentage is calculated based upon 100,053,777 Common Shares outstanding as of December 31, 2024 as set forth in the Issuer's Form 6-K filed with the Securities and Exchange Commission on March 13, 2025.
- Tether Investments, S.A. de C.V. (CIK 0002049832): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 20,398,699; sole dispositive power 0; shared dispositive power 20,398,699; aggregate amount beneficially owned 20,398,699 (20.4% of the class)
  Comment: Note in relation to Item 13: This percentage is calculated based upon 100,053,777 Common Shares outstanding as of December 31, 2024 as set forth in the Issuer's Form 6-K filed with the Securities and Exchange Commission on March 13, 2025.
- Giancarlo Devasini (CIK 0002050373): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 0; shared voting power 20,398,699; sole dispositive power 0; shared dispositive power 20,398,699; aggregate amount beneficially owned 20,398,699 (20.4% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 20,398,699 Common Shares held by Tether Investments, S.A. de C.V., a wholly owned subsidiary of Tether Holdings, S.A. de C.V. Mr. Devasini has a greater than 50% voting interest in Tether Holdings, S.A. de C.V. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest. Note in relation to Item 13: This percentage is calculated based upon 100,053,777 Common Shares outstanding as of December 31, 2024 as set forth in the Issuer's Form 6-K filed with the Securities and Exchange Commission on March 13, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $1.50 per share
Name of issuer: ADECOAGRO S.A.
Address of issuer's principal executive offices: 28, Boulevard F.W. Raiffeisen, Luxembourg, Luxembourg (N4), L-2411
Comment: This statement on Schedule 13D amends the Schedule 13D of Tether Holdings Limited, a British Virgin Islands business company, Tether Investments Limited, a British Virgin Islands business company, Ludovicus Jan Van der Velde and Giancarlo Devasini that was originally filed with the Securities and Exchange Commission (the "SEC") on August 16, 2024, as amended by Amendment No. 1 filed on September 9, 2024, Amendment No. 2 filed on September 20, 2024, Amendment No. 3 filed on September 30, 2024, Amendment No. 4 filed on October 18, 2024, Amendment No. 5 filed on November 5, 2024, Amendment No. 6 filed on November 18, 2024, Amendment No. 7 filed on February 18, 2025, Amendment No. 8 filed on February 25, 2025 and Amendment No. 9 filed on March 17, 2025 (as amended, the "Schedule 13D") with respect to the Common Shares, par value $1.50 per share ("Common Shares") of Adecoagro S.A., a societe anonyme under the laws of the Grand Duchy of Luxembourg (the "Issuer"). This amendment to the Schedule 13D is being filed by Tether Holdings, S.A. de C.V. (f/k/a Tether Holdings Limited), an El Salvador entity, Tether Investments, S.A. de C.V. (f/k/a Tether Investments Limited), an El Salvador entity ("Tether Investments"), and Giancarlo Devasini (collectively, the "Reporting Persons") and constitutes Amendment No. 10 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to add the following: The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

The purpose of the Offer (as defined in Item 6) is to enable the Reporting Persons to acquire at least a majority of the Common Shares on a fully diluted basis, and thus control of the Issuer.

Except as set forth in this Schedule 13D and in connection with the Offer, the Reporting Persons have no plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented to add the following:

Transaction Agreement

On March 26, 2025, the Issuer and Tether Investments entered into an agreement (the "Transaction Agreement"), pursuant to which, subject to the terms and conditions set forth in the Transaction Agreement, Tether Investments will purchase for cash up to 49,596,510 Common Shares at a purchase price of $12.41 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase to be filed with the SEC by Tether Investments (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and in the related letter of transmittal (as amended or supplemented from time to time, the "Letter of Transmittal" and which, together with the Offer to Purchase, constitutes the "Offer").

Tether Investments' obligation to accept for payment or pay for the Common Shares tendered in the Offer is conditioned upon, among other things, there being validly tendered and received and not withdrawn, prior to the expiration of the Offer, a number of Common Shares that, when added to the 20,398,699 Common Shares already owned by Tether Investments as of the date of the Transaction Agreement, represents at least 51% of the Issuer's Fully Diluted Shares. "Fully Diluted Shares" is defined in the Transaction Agreement as the number of Common Shares outstanding, together with all Common Shares that the Issuer would be required to issue pursuant to any then-outstanding securities of the Issuer, regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof.

The Transaction Agreement contains customary representations, warranties and covenants made by the Issuer, including, among others, covenants by the Issuer to conduct its business in the ordinary course consistent with past practice during the Pre-Closing Period (as defined in the Transaction Agreement). The Transaction Agreement provides, among other things, that during the Pre-Closing Period, the Issuer will not (1) solicit, initiate or take any action to knowingly assist, facilitate or encourage the submission of any competing acquisition proposal or (2) enter into any or participate in any discussions or negotiations with, or knowingly assist, participate in, facilitate or encourage any effort by any third party that has made, is seeking to make or would be reasonably expected to make a competing acquisition proposal.

Under the terms of the Transaction Agreement, Tether Investments has agreed that, during the nine-month period following the consummation of the Offer, it will not transfer any Company Securities (as defined in the Transaction Agreement) to any other person or group (other than an affiliate of Tether Investments), except that Tether Investments may sell its Common Shares pursuant to a third-party tender offer, merger, consolidation or other similar transaction that involves a change of control of the Issuer and in which all holders of the Issuer's capital stock are eligible to participate. Following such nine-month period, Tether Investments will not transfer a number of Common Shares greater than 50% of the Issuer's outstanding Common Shares to any single person or group (other than an affiliate of Tether Investments) without first providing the Issuer's independent directors an opportunity to find a potential acquiror that is acceptable to the independent directors.

Pursuant to the Transaction Agreement, following the consummation of the Offer, Tether Investments will and will cause any of its affiliates holding Common Shares to vote in favor and approve an amended and restated Articles of Incorporation in the form set forth in Exhibit B to the Transaction Agreement (the "Amended Articles"). The Amended Articles will implement certain governance provisions negotiated by the Issuer and Tether Investments, including the following provisions:

* Issuer Board Representation. Following Acceptance Time, if any shareholder (including Tether Investments) controls greater than 50% of the Issuer's outstanding Common Shares, such shareholder shall be entitled to nominate a number of directors to the board of directors of the Issuer (the "Issuer Board"), rounded up to the next whole number, determined by multiplying: (i) the total number of directors on the Issuer Board by (ii) a fraction having a numerator equal to the aggregate number of Common Shares then beneficially owned by the relevant shareholder (and evidenced to the Issuer), and having a denominator equal to the total number of Common Shares then issued and outstanding, provided that such number of candidates shall be reduced in order to comply with the requirement that a minimum of three directors be independent directors.

* Acquisition Restrictions. Shareholders are prohibited from acquiring more than 80% of the Issuer's Common Shares unless they make a public offer to acquire all of the Issuer's outstanding Common Shares.

* Restrictions on Related Party Transactions. Any Related Party Transaction (as defined in Item 7.B of the SEC Annual Report on Form 20F) will require the prior approval of a majority of the Independent Directors.

* Independent Directors. The Issuer will have no fewer than three directors on the Issuer Board who are each "independent" (as defined in the Amended Articles).

* Supermajority Approval Requirements. Any direct or indirect amendment to certain provisions in the Amended Articles that are intended to protect the rights of continuing minority shareholders will require the approval of a 90% majority of the outstanding voting rights of the Issuer.

The Transaction Agreement is subject to termination by mutual written consent of the Issuer and Tether Investments, or by either party in customary circumstances, including if the Acceptance Time (as defined in the Transaction Agreement) has not occurred by June 24, 2025. Tether Investments may terminate the Transaction Agreement in certain additional limited circumstances, including a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Issuer, subject to the terms therein. In the event the Transaction Agreement is terminated by the Issuer in connection with the entry by the Issuer into a definitive agreement for the Superior Offer Termination Right (as defined in the Transaction Agreement) then as a condition to such termination, the Issuer will pay Tether Investments a termination fee of $25 million.

Registration Rights Agreement

In connection with the Transaction Agreement, on March 26, 2025, the Issuer and Tether Investments entered into a registration rights agreement (the "Registration Rights Agreement"), pursuant to which the Issuer agreed to provide the Reporting Persons with certain customary demand and piggyback registration rights with respect to registrable securities the Reporting Persons hold. The Issuer has agreed to pay certain fees and expenses in connection with such registration, subject to certain exceptions.

The foregoing description of the Transaction Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of the Transaction Agreement and the Registration Rights Agreement, copies of which are attached hereto as Exhibits 99.5 and 99.6, respectively, and are incorporated herein by reference.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The tender offer for the Common Shares of the Issuer referenced herein has not yet commenced. The disclosure provided in this statement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell Common Shares of the Issuer or any other securities, nor is it a substitute for the tender offer materials that Tether Investments will file with the SEC upon the commencement of the tender offer. At the time the tender offer is commenced, Tether Investments will file with the SEC a tender offer statement on Schedule TO (the "Tender Offer Statement"), and thereafter the Issuer will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 (the "Solicitation/Recommendation Statement") with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT AND THE PROXY STATEMENT WILL CONTAIN IMPORTANT INFORMATION. THE ISSUER'S SHAREHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE ISSUER'S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents), as well as the Solicitation/Recommendation Statement, will be made available to all holders of the Issuer's Common Shares at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC's website at www.sec.gov. In addition, the Issuer's shareholders may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the Tender Offer Statement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.5 - Transaction Agreement, dated March 26, 2025, by and between Adecoagro S.A. and Tether Investments, S.A. de C.V.

Exhibit 99.6 - Registration Rights Agreement, dated March 26, by and between Adecoagro S.A. and Tether Investments, S.A. de C.V.

## Signatures
- Tether Holdings, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, President (03/28/2025)
- Tether Investments, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, Sole Administrator (03/28/2025)
- Giancarlo Devasini: /s/ Giancarlo Devasini, Giancarlo Devasini, individually (03/28/2025)